Exhibit 99.95

Ernst & Young LLP EY Tower 100 Adelaide Street West, PO Box 1 Toronto, ON M5H 0B3	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com

10 March 2022

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Vox Royalty Corp.

Change of Auditor Notice dated 2022/03/09

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

cc: The Board of Directors, Vox Royalty Corp.

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